                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549


                                  FORM 11-K


                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1994

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ___________ to ____________

Commission File Number 0-8615


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    Business Records Corporation 401(k) Retirement Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

       Business Records Corporation Holding Company
       1111 West Mockingbird Lane
       Suite 1400
       Dallas, Texas  75247

                    The Exhibit Index appears on Page 14.

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                BUSINESS RECORDS CORPORATION 401(k) RETIREMENT SAVINGS PLAN AND TRUST

                                By Administrative Committee appointed pursuant to the Plan:



                                /s/ T. E. Kiraly



                                /s/ L. Kelso



                                /s/ J. C. Wright



                                /s/ M. D. Collins




Date:  June 29, 1995

                 BUSINESS RECORDS CORPORATION 401(k) RETIREMENT
                            SAVINGS PLAN AND TRUST

                        INDEX TO FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES



                                                     Page

Report of Independent Accountants -
  Price Waterhouse LLP                               F-1

Financial Statements:

  Statements of Net Assets Available for
    Plan Benefits as of December 31, 1994
    and 1993                                         F-2

  Statement of Changes in Net Assets Available
    for Plan Benefits for the Year Ended
    December 31, 1994                                F-3

Notes to Financial Statements                        F-4

Supplemental Schedules:

  Assets Held for Investment                         F-11

  Reportable Transactions and Transactions
    with Parties-In-Interest                         F-12

  Parties-In-Interest                                F-13



All other schedules have been omitted because they are not applicable, are not required, or the information required to be set forth therein is included in the financial statements or the accompanying notes.

      F-1             REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Business Records Corporation 401(k)
Retirement Savings Plan and Trust


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Business Records Corporation 401(k) Retirement Savings Plan and Trust at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Price Waterhouse LLP

/s/ Price Waterhouse LLP

Dallas, Texas
June 23, 1995

                        BUSINESS RECORDS CORPORATION
                 401(k) RETIREMENT SAVINGS PLAN AND TRUST
           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                      December 31,
                                                 1994               1993

ASSETS

Investments, at market (Note E)              $13,685,574         $6,188,201

Interest receivable                               69,103              5,346

Contributions receivable                         266,539             55,933

  Total assets                                14,021,216          6,249,480


LIABILITIES

Withdrawals payable                             (139,246)           (18,616)

Accounts payable                                    ---              (3,364)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $13,881,970         $6,227,500

                    See notes to financial statements.

                        BUSINESS RECORDS CORPORATION
                 401(k) RETIREMENT SAVINGS PLAN AND TRUST
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       Year Ended December 31, 1994



ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Contributions:
    Participants                              $ 1,449,621
    Employer                                      351,001
                                                1,800,622

  Transfers (Note A)                            6,567,948
  Investment income:
    Dividends                                      97,968
    Interest                                      119,275
    Net realized and unrealized
      gains/(losses)                               66,335

  Total additions                               8,652,148

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Withdrawals by participants                    (986,109)

  Plan administrative expenses                    (11,569)

  Total deductions                               (997,678)

Net increase in Plan assets                     7,654,470

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                               6,227,500

End of year                                   $13,881,970


                    See notes to financial statements.

                         BUSINESS RECORDS CORPORATION
                   401(k) RETIREMENT SAVINGS PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS

                         Year Ended December 31, 1994

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Business Records Corporation 401(k) Retirement Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a nondiscriminatory retirement and savings plan for all full-time and part-time employees of Business Records Corporation Holding Company and subsidiaries (the "Company" or "BRC") who elect to participate and have completed at least six months of service. Employees covered by a collective bargaining agreement are excluded from participation in the Plan if retirement benefits were the subject of good faith bargaining between the employees' representative and the employer and if the agreement does not require the employer to include such employees in the Plan. The Plan is subject to the provisions of the Employee Retirement and Income Security Act of 1974 (ERISA).

Contributions

Participating employees may elect to make salary reduction contributions to the Plan of up to fifteen percent of annual compensation, as defined by the Plan. The Company is required to make minimum contributions to the Plan in an amount equal to thirty-five percent of employee salary reduction contributions up to six percent of compensation. The Company may, at its discretion, make
additional contributions.   Employees contributing at the rate of six percent
may elect to increase their salary reduction contributions up to an additional nine percent, which is not matched by the Company. Total individual employee contributions may not exceed the maximum dollar per year limit established by the Internal Revenue Code.

The Tax Reform Act of 1986 limits the employer contributions made to the Plan for highly compensated employees. Therefore, the limit on the maximum percentage of compensation of certain highly compensated employees (as defined in Section 401(k)(5) of the Internal Revenue Code) that may be contributed to the Plan may be decreased from time to time as the Administrative Committee determines.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting of employer contributions is graduated based on years of continuous service. A participant is 100% vested after five years of service.

Payment of Benefits

Upon termination of service, participants who are 100% vested may elect to receive either a lump-sum amount equal to the value of their accounts or periodic payments of substantially equal installments at least annually.

Expenses and Forfeitures

Forfeitures are used to reduce the Company's contributions to the Plan. Forfeitures were $25,613 in 1994. For the period from January 1, 1994 through September 30, 1994, fees and expenses were paid by the Plan. The Plan was amended October 1, 1994 and requires that the Company pay all fees and expenses related to the Plan.

Changes

In April 1994, the Board of Directors of the Company approved the merger of the CMSI 401(k) Plan previously adopted by CMSI, Inc., a subsidiary of the Company, into the Plan. Such merger became effective September 30, 1994. As a result of that merger, in October 1994, the Plan received a transfer of $6,567,948 in cash and various fund investments, and approximately 429 participants were added to the Plan. Also effective that date, Bank One, Texas N.A. was removed as trustee of the Plan, and was replaced by First Interstate Bank of Texas
(the "Trustee"). Several plan amendments were adopted during the year. Significant amendments to the Plan included: the merger; the shortening of the years of service requirement for 100% vesting from seven to five years; and the increase in the maximum contribution level for participants from ten percent to fifteen percent of their compensation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. Since the assets are stated at market value, unrealized appreciation and depreciation of the assets are reflected in the asset balances.

Investments and Investment Income

The investment in the Company's common stock is valued at the closing price of the stock on the last business day of the year. Investments in the equity funds and the fixed income fund are valued at their quoted market prices on the last business day of the year. Investments in the guaranteed investment contract fund are recorded at cost which approximates market value.

Purchases and sales of securities are reflected on a trade-date basis. The statement of changes in net assets available for plan benefits includes net unrealized appreciation or depreciation for the year on investments held at the end of the year. Any realized gain or loss on sales of investments is based on cost adjusted for unrealized appreciation or depreciation at the beginning of the year. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

Withdrawals Payable

Withdrawals payable represents amounts due to employees who have been terminated or have received hardship elections which are in the process of being paid to the participants.

NOTE C - NUMBER OF PARTICIPANTS

There were 1,022 participants in the Plan on December 31, 1994.

NOTE D - PLAN STATUS

The Plan complies with federal requirements under ERISA and these financial statements are substantially identical to those prepared for inclusion in the annual report to be filed with the Department of Labor. The Internal Revenue Service has determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal tax under Sections 501(a) and 401(a) of the Code. A request has been filed with the IRS for a determination letter relating to the merger and the plan amendments. As of June 26, 1995, the Company had not received a determination letter, but does anticipate a favorable determination from the IRS.

NOTE E - INVESTMENTS

All investments are held by the Trustee under a trust agreement dated October 1, 1994. The Trustee has authority for the purchase and sale of investments. The Plan provides that employer and employee contributions shall be invested in any one of five different investment funds. The investment funds available during the first nine months of 1994 were as follows: BRC Stock Fund, Equity Fund, Guaranteed Investment Contract Fund (GIC) and Fixed Income Bond Fund. Effective October 1, 1994, another equity fund was added to the 401(k) plan as an additional investment option . The objective of the addition was to offer the participants two types of equity funds to choose from when selecting equity as part of their overall investment strategy.
There were no material changes during the year in investment policy of the Plan with respect to the kind of securities or other investments in which funds held under the Plan may be invested.

A separate account is maintained for each participant within each investment fund. The account balances for participants are adjusted quarterly for: (a) participant contributions; (b) participant's share of employer contributions;
(c) income; and (d) realized and unrealized gains and losses determined by the percentage which the participant's account balance at the beginning of the quarter bears to the total of all participants' account balances at that date.

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:
                                       Shares, Units or
December 31, 1994                        Face Amount       Value

Business Records Corporation Holding
  Company Common Stock                     117,234       $3,898,031

Fidelity Growth and Income Fund            122,029       $2,659,004

Fidelity Magellan Fund                      46,307       $3,170,205

Fidelity Intermediate Bond Fund             79,198       $  780,890

First Interstate Bankers GIC Fund        3,119,548       $3,119,548

                                      Shares, Units or
December 31, 1993                        Face Amount        Value

Business Records Corporation Holding
  Company Common Stock                     112,456       $3,753,219

The One Group Disciplined Value Fund        64,320       $  802,712

Bank One, Indianapolis, N.A. - Open End
  Guaranteed Investment Contract Fund    1,458,618       $1,458,618

NOTE F - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, the Company, by action of the Board of Directors, may terminate the Plan. In the event the Plan is terminated, the participants become fully vested and the net assets of the trust fund are distributed to the participants in proportion to their account balances.

NOTE G - INFORMATION BY FUND

Allocation of plan assets and liabilities to investment programs

                                             BRC                                         Fixed
                                             Stock          Equity          GIC          Income
December 31, 1994             Total          Fund           Funds           Fund          Fund
ASSETS:

Investments,
 at market                $13,685,574    $ 3,955,799    $ 5,829,334    $ 3,119,551    $   780,890

Interest receivable            69,103          2,384         59,643          2,150          4,926

Contributions
  receivable                  266,539         27,382        170,720         45,290         23,147

Total assets               14,021,216      3,985,565      6,059,697      3,166,991        808,963

LIABILITIES:

Withdrawals payable          (139,246)       (52,820)       (52,202)       (33,347)          (877)

Net Assets Available
  for Plan Benefits       $13,881,970    $ 3,932,745    $ 6,007,495    $ 3,133,644    $   808,086


                                             BRC                                         Fixed
                                             Stock          Equity          GIC          Income
December 31, 1993             Total          Fund           Funds           Fund          Fund

ASSETS:

Investments,
  at market               $ 6,188,201    $ 3,768,001    $   802,712    $ 1,475,100    $   142,388

Interest receivable             5,346             57          1,351          3,235            703

Contributions
  receivable                   55,933         19,813         13,184         19,395          3,541

Total assets                6,249,480      3,787,871        817,247      1,497,730        146,632

LIABILITIES:

Withdrawals payable           (18,616)        (6,324)          (339)       (11,953)           ---

Accounts payable               (3,364)        (3,364)           ---            ---            ---

Net Assets Available
  for Plan Benefits       $ 6,227,500    $ 3,778,183    $   816,908    $ 1,485,777    $   146,632

Allocation of changes in net assets available for plan benefits to investment programs:

                                             BRC                                         Fixed
                                             Stock          Equity          GIC          Income
December 31, 1994             Total          Fund           Funds           Fund          Fund
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

  Contributions:
    Participants          $ 1,449,621    $   263,839    $   734,877    $   321,926    $   128,979
    Employer                  351,001        201,163        106,226         28,823         14,789
                            1,800,622        465,002        841,103        350,749        143,768

  Transfers                 6,567,948        (49,309)     4,308,326      1,712,949        595,982

  Investment income:
    Dividends                  97,968            ---         76,896            ---         21,072
    Interest                  119,275          4,092          2,711        111,871            601
    Net realized
      and unrealized
      gains/(losses)           66,335        (13,769)       144,772            ---        (64,668)

  Total additions           8,652,148        406,016      5,373,808      2,175,569        696,755

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

  Withdrawals by
    participants             (986,109)      (181,911)      (193,747)      (583,376)       (27,075)

  Transfers by participants       ---        (57,974)        10,526         55,674         (8,226)

  Plan administrative
    expenses                  (11,569)       (11,569)           ---            ---            ---

  Total deductions           (997,678)      (251,454)      (183,221)      (527,702)       (35,301)

Net increase in
  Plan assets               7,654,470        154,562      5,190,587      1,647,867        661,454

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:

Beginning of year           6,227,500      3,778,183        816,908      1,485,777        146,632
End of year               $13,881,970    $ 3,932,745    $ 6,007,495    $ 3,133,644    $   808,086


                            SUPPLEMENTAL SCHEDULES

                       BUSINESS RECORDS CORPORATION
                 401(k) RETIREMENT SAVINGS PLAN AND TRUST
                        ASSETS HELD FOR INVESTMENT

                            December 31, 1994


                                  Shares, Units
                                     or Face                       Market
  Description                        Amount         Cost           Value

  BRC Stock Fund:

* Business Records
    Corporation Holding
    Company Common Stock            117,234      $1,609,478      $3,898,031

  Fidelity Institutional Cash
    Government #57 Fund              57,768      $   57,768      $   57,768

  Equity Fund:

  Fidelity Growth and Income Fund   122,029      $2,549,295      $2,659,004

  Fidelity Magellan Fund             46,307      $3,137,693      $3,170,205

  Fidelity Institutional Cash
    Government #57 Fund                 125      $      125      $      125

  GIC Fund:

* First Interstate Bankers
    GIC Fund                      3,119,548      $3,119,548      $3,119,548

  Fidelity Institutional Cash
    Government #57 Fund                   3      $        3      $        3

Fixed Income Fund:

  Fidelity Intermediate Bond Fund    79,198      $  822,593     $   780,890

                                                                $13,685,574

* Party-in-interest

                                BUSINESS RECORDS CORPORATION
                          401(k) RETIREMENT SAVINGS PLAN AND TRUST
              REPORTABLE TRANSACTIONS AND TRANSACTIONS WITH PARTIES-IN-INTEREST

                                  Year Ended December 31, 1994

                             Purchases:                       Sales:

                             Shares, Units                    Shares, Units
                                or Face                           or Face      Sales            Net
Issue                           Amount            Cost            Amount       Price        Gain(Loss)


Business Records
  Corporation Holding
  Company Common Stock           7,574        $  253,095           2,796    $   94,515      $   56,991

Bank One, Texas N.A.
Open End GIC Fund              226,079        $  226,079       1,684,697    $1,684,697      $     ---

The One Group Prime
  Money Market Fund          1,869,034        $1,869,034       1,900,298    $1,900,298      $     ---

First Interstate
  Bankers GIC Fund           3,583,535        $3,583,535         463,987    $  463,987      $     ---

Fidelity Growth &
  Income Fund                   20,182        $  432,657           2,707    $   55,111      $   (1,437)

Fidelity Magellan Fund          11,086        $  745,837           1,017    $   64,721      $   (4,181)

The One Group Disciplined
  Value Fund                    17,023        $  213,105          81,343    $1,023,987      $   76,047

Fidelity Institutional Cash
  Government #57 Fund        4,432,144        $4,432,144       4,405,207    $4,405,207      $     ---

                          BUSINESS RECORDS CORPORATION
                    401(k) RETIREMENT SAVINGS PLAN AND TRUST
                              PARTIES-IN-INTEREST

                          Year Ended December 31, 1994

                        Relationship to Plan,
Identity of             Employer, or Other          Description
Party Involved          Party-In-Interest           of Transaction

Business Records        Plan Sponsor                Contributes funds to the Plan,
Corporation Holding                                 provides accounting and other
Company                                             services.  The Plan also purchases
                                                    and sells common stock of the Company.

Plan Administrative     Plan Administrator          Provides administrative
Committee:                                          services.

  T. E. Kiraly, Chief Financial Officer and Secretary
     Business Records Corporation Holding Company

  L. Kelso, Director of Legal
     Business Records Corporation Holding Company

  J. C. Wright, Vice President and Corporate Controller
     Business Records Corporation Holding Company

  M. D. Collins, Director of Employee Benefits,
     Cash Management and Investments
     Business Records Corporation Holding Company


Bank One, Texas N.A.    Trustee and Plan            Managed investments and assets, custodian
                        Custodian                   of the Plan's securities, cash and other
                        01/01/94 - 09/30/94         property, and provided record keeping for
                                                    the Plan and its participants.


First Interstate        Trustee and Plan            Manages investments and assets, custodian
  Bank of Texas         Custodian                   of the Plan's securities, cash and other
                        10/01/94 - 12/31/94         property, and provides record keeping for
                                                    the Plan and its participants.

Arter, Hadden,
  Johnson & Bromberg    Attorneys                   Legal Counsel


Price Waterhouse LLP    Independent Accountants     Performs audit of the financial
                                                    statements of the Plan.

                                INDEX TO EXHIBITS



                                                              Page



               1.  Consent of Price Waterhouse LLP........    F-15

                        CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of the Business Records Corporation 401(k) Retirement Savings Plan and Trust of Cronus Industries, Inc. of our report dated June 23, 1995 appearing on page F-1 of this Form 11-K.


Price Waterhouse LLP

/s/ Price Waterhouse LLP

Dallas, Texas
June 23, 1995